Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 3 DATED JANUARY 8, 2021

TO THE OFFERING CIRCULAR DATED JULY 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated July 10, 2020, as filed by us with the Securities and Exchange Commission (the “SEC”) on July 10, 2020, and as supplemented on October 2, 2020 and December 7, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

·	Update the status of our offering
·	Update our business and properties
·	Update details of certain beneficial owners of the Company
·	Update the results of the 2020 Stock Redemption Period
·	Update on dividends declared by the Company

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A+ (the “Offering”) of $50,000,000 in shares of our common stock on May 3, 2019.

In the first year of our Offering, we sold 11,539.69 shares, for gross offering proceeds of approximately $6,912,274. Following the qualification of our July 10, 2020 Offering Circular, we have since we have sold an additional 12,283.47 shares, for additional gross offering proceeds of $7,308,664.65.

In total, as of December 15, 2020, we have sold 23,823.16 shares through this Offering, for total gross offering proceeds of approximately $14,206,998.

Our Business and Properties

The following are additional farms owned by the Company as of December 31, 2020, and shall be considered appended to the end of the chart showing farms owned by the Company on pages 80-81 of the Offering Circular.

Property Name	County	State	Type of Farm	Organic	Year Acquired (1)	Acreage (2)	Lease Expiration	Renewal Rights	Base Rent 2020	Farmland Tax
Rock Creek West	Will	IL	Grains/Legumes	Transitional	2020	80	25-Dec	2 year extension	$1,250	N/A
Rock Creek 30	Will	IL	Grains/Legumes	Transitional	2020	30	25-Dec	2 year extension	N/A	N/A
Petersen	Iroquois	IL	Seed Breeder, Grains, Grasses & Clover, Pastured Poultry & Livestock	Transitional	2020	52	25-Dec	3 year extension	$15,044	N/A

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(1)	Title to all of our farms was acquired and is held in fee simple. Unless noted otherwise, none of our properties are subject to any material mortgages, liens, or other encumbrances.
(2)	For all of our leased farm properties, 100% of available acreage is leased.

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The following table, dated December 31, 2020, restates in its entirety that table on page 83 of the Offering Circular that provides an overview of the mortgage loan investments made by us and held as assets in our portfolio.

Borrower Farm Name	County	State	Position	# Acres	Type of Farm	Organic Status	Loan Year	Original Loan Amount	Interest Rate	Interest 2020	Principal Balance at 12/31/20	Prepayment Penalty?	Maturity Date	Balance Due at Maturity (at issuance)

Mint Creek	Ford	IL	1st	225	Non-Dairy Livestock	Organic	2016	$1,250,000	5.00%	$65,050	$1,247,467	No	12/31/2020	$1,250,000
Yker Acres	Carlton	MN	1st	160	Non-Dairy Livestock	None	2016	$350,000	5.00%	$17,764	$349,156	No	10/5/2036	$229,156
Minnawanna	Olmstead	MN	1st	320	Dairy	Organic	2017	$356,000	5.85%	$26,897	$356,000	No	2/28/2022	$356,000
Minnawanna	Olmstead	MN	2nd	320	Dairy	Organic	2019	$100,000	6.00%	$653	$100,000	No	10/1/2029	$90,126
Engelhard Family	Tuscola	MI	1st	160	Row Crop	Organic	2017	$900,000	5.00%	$93,565	$900,000	No	2/1/2027	$900,000
Engelhard Family	Tuscola	MI	2nd	160	Row Crop	Organic	2017	$100,000	5.50%	$5,267	$92,992	No	3/1/2022	$75,424
Boone County	Boone	IA	1st	77	Other / Specialty	Organic	2017	$540,000	5.50%	$27,225	$540,000	No	6/1/2022	$540,000
Boone County	Boone	IA	2nd	77	Other / Specialty	Organic	2018	$90,000	5.75%	$5,025	$89,661	No	6/1/2022	$90,000
Diamond L	Huron	OH	1st	12	Row Crop	Transitional	2017	$75,000	5.25%	$3,748	$74,780	No	5/1/2022	$75,000
Main Street Project	Dakota	MN	1st	40	Non-Dairy Livestock	Transitional	2017	$300,000	5.00%	$14,250	$300,000	No	5/31/2022	$300,000
Vermont Natural Beef	Rutland	VT	1st	307	Non-Dairy Livestock	Organic	2017	$787,500	5.50%	$46,979	$787,500	No	7/31/2022	$787,500
Sunset Ridge	Vernon	WI	1st	197	Dairy	Organic	2018	$925,000	5.50%	$46,454	$924,899	No	2/28/2023	$925,000
Sunset Ridge	Vernon	WI	2nd	197	Dairy	Organic	2018	$125,000	5.50%	$6,162	$110,129	No	2/28/2023	$101,080
Sunset Ridge	Vernon	WI	3rd	197	Dairy	Organic	2020	$110,000	5.50%	$1,980	$110,000	No	2/28/2023	$–
Rocky Road	Fayette	IL	1st	312	Dairy	Organic	2018	$1,350,000	5.50%	$67,574	$1,350,000	No	5/1/2028	$1,205,099
Sheldon Flatts	Madison	NY	1st	220	Dairy	Organic	2018	$363,750	5.50%	N/A	$363,750	Yes	7/1/2023	$363,750
Sheldon Flatts	Madison	NY	2nd	220	Dairy	Organic	2018	$97,000	5.50%	N/A	$97,000	No	7/1/2023	$55,909
Singing Prairie	Lincoln	ME	1st	206	Non-Dairy Livestock	Transitional	2018	$374,798	5.50%	$12,554	$363,981	No	7/1/2023	$416,250
Richview	Washington	NY	1st	101	Dairy	Organic	2018	$500,000	5.25%	$15,798	$304,167	No	8/1/2028	$–
Featherstone	Winona	MN	1st	119	Other / Specialty	Organic	2018	$369,785	6.00%	$22,187	$369,785	No	9/1/2028	$332,555
Pasturage	Oceana	MI	1st	40	Non-Dairy Livestock	Transitional	2018	$62,500	5.75%	$3,848	$61,907	No	11/1/2048	$–
Bickford Farms	Iowa	WI	1st	129	Row Crop	Organic	2018	$428,000	6.00%	$25,680	$428,000	No	12/1/2028	$385,738
Hepatica	Washington	NY	1st	100	Non-Dairy Livestock	Transitional	2019	$148,000	5.75%	$8,023	$136,401	No	3/1/2034	$–
Diamond H	Wabasha	MN	1st	100	Row Crop	Transitional	2019	$870,000	6.00%	$26,100	$870,000	No	2/28/2039	$503,052
Diamond H	Wabasha	MN	3rd	100	Row Crop	Transitional	2020	$150,000	6.00%	$4,500	$150,000	No	2/28/2039	$503,052
Prairie Fruits	Champaign	IL	1st	53	Non-Dairy Livestock	Transitional	2020	$800,000	5.50%	$22,121	$800,000	No	4/30/2030	$800,000
Beyercrest	Winona	MN	1st	320	Dairy	Organic	2017	$2,000,000	5.00%	$98,822	$2,000,000	No	1/31/2022	$1,400,000
Mystic River	Monroe	WV	1st	8	Pastured Livestock	Organic	2019	$135,000	5.50%	$5,867	$100,000	No	5/1/2029	$–
Mystic River	Monroe	WV	2nd	8	Pastured Livestock	Organic	2019	$34,843	5.50%	$917	$34,843	No	5/1/2029	$27,206
The Little Farm by the Sea	Grays Harbor	WA	1st	100	Pastured Poultry & Livestock	Transitional	2020	$260,000	5.50%	$8,247	$260,000	No	5/1/2029	$231,094
Hamann	Will	IL	1st	10	Row Crop	Conventional	2020	$130,000	6.00%	$3,921	$130,000	No	6/3/2029	$–
Huss	Sandusky	OH	1st	80	Row Crop	Transitional	2020	$420,000	6.00%	$9,392	$420,000	No	9/1/2030	$374,940
Huss	Sandusky	OH	2nd	80	Row Crop	Transitional	2020	$60,000	6.00%	$1,355	$60,000	No	9/1/2030	$54,697
White River	Daviess	IN	1st	240	Row Crop	Transitional	2020	$220,000	6.00%	$3,990	$220,000	No	8/1/2023	$206,984
White River	Daviess	IN	2nd	240	Row Crop	Transitional	2020	$135,017	6.00%	$265	$135,017	No	8/1/2023	$–
Haslett	Rice	MN	1st	88	Pastured Poultry & Perennials	Transitional	2020	$460,800	6.00%	$1,166	$460,800	No	11/1/2045	$150,282
Haslett	Rice	MN	2nd	88	Pastured Poultry & Perennials	Transitional	2020	$57,600	6.00%	N/A	$57,600	No	11/1/2030	$–
TOTALS				5,235				$15,435,593		$703,343	$15,155,836			$12,729,895

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The following table, dated December 31, 2020, restates in its entirety that table on page 84 of the Offering Circular that provides an overview of the operating lines of credit provided by us and held as assets in our portfolio.

Borrower Farm Name	County	State	Position	# Acres	Type of Farm	Organic Status	Loan Year	Original Loan Amount	Interest Rate	Interest 2020	Principal Balance at 12/31/20	Prepayment Penalty?	Maturity Date	Balance Due at Maturity (at issuance)

Vilicus Farms	Hill	MT	1st	1,840	Row Crop	Organic	2019	$500,000	6%	$11,758	$552,952	No	7/1/2022	$500,000
Rocky Road	Fayette	IL	1st	312	Dairy	Organic	2020	$200,000	7%	$3,610	$35,842	No	12/31/2022	$100,000
The Little Farm by the Sea	Grays Harbor	WA	1st	100	Pastured Poultry & Livestock	Transitional	2020	$70,000	5.5%	$1,113	$41,113	No	6/30/2023	$70,000
Hamann Farms/Virg's Veggies	Will	IL	1st	10	Pastured Beef, Vegetables, Herbs, & Flowers	Transitional	2020	$20,000	6.0%	$305	$12,305	No	6/30/2022	$20,000
Engelhard Family Farms	Tuscola	MI	1st	160	Crop Rotation	Organic	2020	$650,000	6.0%	$13,834	$648,834	No	7/31/2021	$650,000
White River	Daviess	IN	1st	240	Crop Rotation	Organic	2020	$430,000	6.0%	$6,077	$426,304	No	7/31/2023	$430,000
Harvest Table Farms	Iroquois	IL	1st	52	Seed Breeder, Grains, Grasses & Clover, Pastured Poultry & Livestock	Organic & Transitional	2020	$150,000	6.0%	$1,899	$115,086	No	7/31/2023	$150,000
								$700,000		$38,595	$1,832,435			$600,000

Beneficial Ownership

The following information supplements the section of the Offering Circular captioned “Security Ownership of Management and Certain Beneficial Owners”

The following table shows, as of December 15, 2020, the identities of and amount of our common stock held by those persons known to us to be the beneficial owners of 5% or more of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Peterffy Foundation Christopher Upzen, Secretary 777 S. Flager Dr. E. Tower No. 1001 West Palm Beach, FL 33401	Direct Ownership of 8,000 Shares	9.3%
Common Stock	DCS Irrevocable Trust Diana Singleton, Trustee 303 North Glenoaks Blvd. Burbank, CA 91502	Direct Ownership of 6,900 Shares	8.0%

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The 2020 Stock Redemption

On October 8, 2020, the Company announced that, pursuant to its Stock Redemption Program, it would redeem up to 3,954 shares of eligible common stock, equal to 5% of the Company’s outstanding stock as of the October 7, 2020 record date (the “2020 Redemption”). The redemption price offered by the Company was $595 per share, equal to the Company’s current common stock offering price as of the record date (as set forth in the Offering Circular).

In connection with the 2020 Redemption, the Company redeemed a total of 1,734.39 shares, for a total payment of $1,031,961.46. As the redemptions requested were below the total shares authorized for the 2020 Redemption, all requests for redemption were accepted in full for eligible shares. In total, 15 shareholders requested and received either a whole or partial redemption of their eligible shares, as requested.

2019 Spillover Dividend

On October 8, 2020, the Company declared a distribution of spillover income from 2019 in the total amount of $10,000 to all shareholders of record as of November 1, 2020 (the “2019 Spillover Dividend”). The 2019 Spillover Dividend amounted to $0.13 per share. Spillover income includes any taxable income from the preceding tax year that were not distributed during such tax year.

2020 Dividend

On December 18, 2020, the Company declared a distribution of income from 2020 in the total amount of approximately $393,000 to all shareholders of record as of December 1, 2020 (the “2020 Dividend”). The 2020 Dividend amounted to $3.67 per share. This distribution, as approved by the Company’s Board of Directors, comprises the Company’s reasonable estimate of distributable income for the fiscal year ending December 31, 2020, consistent with the Company’s accounting, dividend, and finance policies.

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